United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

December 14, 2005
Date of Report
(Date of earliest event reported)

1-11983
(Commission file number)

FPIC Insurance Group, Inc.

(Exact Name of Registrant as Specified in its Charter)

Florida	59-3359111
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

225 Water Street, Suite 1400, Jacksonville, FL	32202
(Address of Principal Executive Offices)	(Zip Code)

(904) 354-2482
(Registrant's Telephone Number, Including Area Code)

www.fpic.com
(Registrant's Internet Address)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement

On December 14, 2005, FPIC Insurance Group, Inc. ("FPIC") entered into a Separation Agreement with Kim D. Thorpe. Mr. Thorpe has served as Executive Vice President and Chief Financial Officer as well as Principal Financial Officer and Principal Accounting Officer of FPIC since November 1999. In accordance with the terms of the Separation Agreement, Mr. Thorpe has resigned from all officer positions with FPIC, all director and officer positions with subsidiary companies of FPIC and all trustee positions with FPIC benefit plans, effective December 31, 2005. Notwithstanding Mr. Thorpe's resignation of all director, officer and trustee positions, he will continue as a non-officer employee of FPIC until March 31, 2006, at which time he will terminate his employment with FPIC. A copy of the Separation Agreement dated December 14, 2005 entered into by FPIC and Mr. Thorpe is attached hereto as Exhibit 10(llll). For additional information regarding Mr. Thorpe's departure from FPIC, see Items 1.02 and 5.02 of this Form 8-K.

On December 14, 2005, FPIC entered into an Amended and Restated Employment Agreement with Charles Divita, III, as a result of his election, as of January 1, 2006, as Chief Financial Officer of FPIC. Mr. Divita's Amended and Restated Employment Agreement provides for an employment term ending December 31, 2006, with an annual salary of $185,500, to be adjusted in accordance with the terms of the Amended and Restated Employment Agreement. A copy of Mr. Divita's Amended and Restated Employment Agreement dated December 14, 2005 is attached hereto as Exhibit 10(mmmm). For additional information regarding Mr. Divita's election as Chief Financial Officer and appointment as Principal Financial Officer and Principal Accounting Officer of FPIC, see Items 5.02 and 8.01 of this Form 8-K.

Item 1.02. Termination of a Material Definitive Agreement

Effective December 21, 2005, the Employment Agreement entered into by FPIC and Mr. Thorpe on November 22, 1999, as amended on December 14, 2001 and as extended through December 31, 2006, will terminate, with the exception of Section 4(h) of the Employment Agreement, which shall continue in full force, in accordance with the terms of the Separation Agreement entered into by FPIC and Mr. Thorpe on December 14, 2005. For additional information regarding Mr. Thorpe's Employment Agreement with FPIC dated November 22, 1999, previously filed with the United States Securities and Exchange Commission ("SEC") on March 30, 2000, and an amendment thereto dated December 14, 2001, previously filed with the SEC on March 27, 2002, see Exhibit 10(n) and Exhibit 10(n)(1), respectively, to FPIC's Annual Report on Form 10-K filed with the SEC (Commission File No. 1-11983) on March 15, 2005.

Effective December 21, 2005, the Severance Agreement entered into by FPIC and Mr. Thorpe on November 22, 1999, as amended on December 14, 2001, will terminate, in accordance with the terms of the Separation Agreement entered into by FPIC and Mr. Thorpe on December 14, 2005. For additional information regarding Mr. Thorpe's Severance Agreement with FPIC dated November 22, 1999, previously filed with the SEC on March 30, 2000, and an amendment thereto dated December 14, 2001, previously filed with the SEC on March 27, 2002, see Exhibit 10(o) and 10(o)(1), respectively, to FPIC's Annual Report on Form 10-K filed with the SEC (Commission File No. 1-11983) on March 15, 2005.

For additional information regarding Mr. Thorpe's departure from FPIC, including information regarding the Separation Agreement entered into by FPIC and Mr. Thorpe on December 14, 2005, see Items 1.01 and 5.02 of this Form 8-K.

Item 5.02. Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

Effective December 31, 2005, Kim D. Thorpe, who has served as Executive Vice President and Chief Financial Officer and Principal Financial Officer and Principal Accounting Officer of FPIC since November 1999, has resigned from all officer positions with FPIC, all director and officer positions with subsidiary companies of FPIC and all trustee positions with employee benefit plans of FPIC. Notwithstanding Mr. Thorpe's resignation of all FPIC director, officer and trustee positions, he will continue as a non-officer employee of FPIC until March 31, 2006, at which time he will terminate his employment with FPIC. For additional information regarding Mr. Thorpe's departure from FPIC, including a Separation Agreement entered into by Mr. Thorpe and FPIC on December 14, 2005, see Items 1.01 and 1.02 of this Form 8-K.

Charles Divita, III, 36, has been named Chief Financial Officer, Principal Financial Officer and Principal Accounting Officer of FPIC effective January 1, 2006. Mr. Divita is currently Senior Vice President - Operations and Strategy for FPIC and has been with FPIC since 2000. Mr. Divita previously served as President and Chief Executive Officer of Employers Mutual, Inc., a subsidiary of FPIC, from July 2002 to May 2005 and as Vice President of Finance for FPIC, from June 2000 to July 2002. Prior to joining FPIC, Mr. Divita held various management positions with Prudential Financial in areas of operations and risk management. Mr. Divita began his career as a certified public accountant with Arthur Andersen, LLP, and holds bachelor's degrees in accounting and finance from Florida State University, where he graduated cum laude.

For additional information regarding Mr. Divita's election as Chief Financial Officer of FPIC, including an Amended and Restated Employment Agreement entered into by Mr. Divita and FPIC on December 14, 2005, see Items 1.01 and 8.01 of this Form 8-K.

For additional information regarding Mr. Thorpe's departure from FPIC, see Item 1.01 and 1.02 of this Form 8-K.

Item 8.01. Other Events

Charles Divita, III was elected Chief Financial Officer and appointed Principal Financial Officer and Principal Accounting Officer of FPIC effective January 1, 2006. Mr. Divita will also serve as an executive officer of FPIC, as defined by Rule 3b-7 of the Securities Exchange Act of 1934. Mr. Divita will replace Kim D. Thorpe who had served in all such capacities since November 1999.

For additional information regarding Mr. Divita's election as Chief Financial Officer and appointment to Principal Financial Officer and Principal Accounting Officer and Mr. Thorpe's departure from FPIC, see FPIC's press release dated December 14, 2005, attached hereto as Exhibit 99 and furnished as a part of this Form 8-K.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description of Exhibits
10 (llll)	Separation Agreement dated December 14, 2005 between FPIC Insurance Group, Inc. and Kim D. Thorpe
10(mmmm)	Amended and Restated Employment Agreement dated December 14, 2005 between FPIC Insurance Group, Inc. and Charles Divita, III
99	FPIC Insurance Group, Inc. Press Release dated December 14, 2005

FPIC Insurance Group, Inc., through its subsidiary companies, is a leading provider of medical professional liability insurance for physicians, dentists and other healthcare providers, and a provider of insurance management services to other medical professional liability insurance carriers.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FPIC Insurance Group, Inc.
(Registrant)

Date: December 14, 2005

By: /s/ John R. Byers

John R. Byers
President and Chief Executive Officer

Exhibit 10(llll)

SEPARATION AGREEMENT

This Separation Agreement (this "Agreement"), dated as of December 14, 2005, is made and entered into by and between Kim D. Thorpe ("Thorpe') and FPIC Insurance Group, Inc. (the "Parent") and its subsidiaries, affiliates, successors, assigns, officers, directors and employees (collectively with the Parent, the "FPIC Group").

RECITALS

WHEREAS, Thorpe currently serves in the following positions (collectively, "Officer and Director Positions"): Executive Vice President and Chief Financial Officer of the Parent; and various positions as an officer, director and/or trustee of various other entities included in the FPIC Group and various employee benefit plans and trusts for FPIC Group employees;

WHEREAS, Thorpe and the Parent are parties to an Employment Agreement, originally entered into November 22, 1999, amended from time to time prior to the date hereof (as so amended, the "Employment Agreement"); and

WHEREAS, the parties agree that Thorpe's employment with the Parent and his various positions with the FPIC Group will continue temporarily and then terminate as set forth in this Agreement notwithstanding the terms of the Employment Agreement;

NOW, THEREFORE, in consideration of the mutual undertakings and agreements set forth herein, the parties agree as follows:

1.   Resignation from Officer and Director Positions. Thorpe hereby resigns from all Officer and Director Positions, effective 5:00 p.m. on December 31, 2005.

2.   Separation from Employment. Thorpe and FPIC agree that notwithstanding Thorpe's resignation from Officer and Director Positions, Thorpe will continue as a non-officer employee of Parent until 5:00 p.m. on March 31, 2006. As an employee from January 1, 2006, to March 31, 2006 (the "Separation Date"), Thorpe will use reasonable efforts to effect a smooth transition of Thorpe's duties as Chief Financial Officer of the Parent to Thorpe's successor as Chief Financial Officer of the Parent and will advise and assist his successor as well as other senior officers of the Parent and other members of the FPIC Group with respect to the preparation and issuance of financial statements and reports with respect to the FPIC Group's business activities for the year ending December 31, 2005.

3.   <u>Release of FPIC by Thorpe</u>. Except as specifically set forth in this Agreement, effective as of the "Effective Date" as defined in Section 12 of this Agreement, Thorpe, on behalf of himself and his respective heirs, legal representatives, fiduciaries, agents, attorneys, successors and assigns, hereby releases and forever discharges the FPIC Group and the FPIC Group's agents, attorneys, insurers and reinsurers (the "FPIC Releasees") from all actions, causes of action, suits, debts, claims, sums of money, contracts and/or contract obligations (except as specifically set forth in this Agreement), controversies, promises, damages, judgments, and demands whatsoever, in law or equity, state, federal or local, against the FPIC Releasees that he (and his respective heirs, legal representatives, successors and assigns) ever had, now has or hereafter can, shall or may have against the FPIC Releasees relating to his employment with FPIC or his separation therefrom, and to the Officer and Director Positions and his resignation therefrom, from the beginning of time to the "Effective Date" as defined in Section 12 of this Agreement, including, but not limited to:

a.   the Civil Rights Acts of 1964 (as amended); the Age Discrimination in Employment Act of 1967, as amended; the Americans with Disabilities Act of 1990; the Rehabilitation Act of 1973; the Equal Pay Act of 1963; and the Employee Retirement Security Act of 1964, as amended;

b.   the laws of the State of Florida concerning wages, employment and discharge; any City of Jacksonville employment laws; or any other law, rule, regulation or ordinance pertaining to employment, terms and conditions of employment, or termination of employment;

c.   claims arising out of any legal restrictions of the right to terminate the FPIC Group's employees, such as wrongful or unlawful discharge or related causes of action;

d.   intentional infliction of emotional distress or any other tortious conduct;

e.   violations of any contract or promise, express or implied;

f.   claims to payments or benefits under any employment, severance, or other employment-related agreement; and/or

g.   state or federal whistleblowers or similar acts.

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4.   Release of Thorpe by the FPIC Group. Except as specifically set forth in this Agreement, effective as of the "Effective Date" as defined in Section 12 of this Agreement, the Parent, on behalf of itself and the other members of the FPIC Group, hereby releases and forever discharges Thorpe and his respective heirs, legal representatives, agents, attorneys, successors and assigns from all actions, causes of action, suits, debts, claims, sums of money, contracts and/or contract obligations (except as specifically set forth in this Agreement), controversies, promises, damages, judgments, and demands whatsoever, in law or equity, state, federal or local, against Thorpe that the FPIC Group ever had, now has or hereafter can, shall or may have against Thorpe relating to his employment with the FPIC Group or his separation therefrom, and to the Officer and Director Positions and his resignation therefrom, from the beginning of time to the "Effective Date" as defined in Section 12 of this Agreement.

Notwithstanding anything to the contrary contained in this Agreement, including but not limited to the release provisions of this Section 4, Thorpe's Indemnification Agreement dated November 6, 1999, and the provisions of Section 4(h) of the Employment Agreement shall remain in full force and effect.

5.   Compensation and Benefits. Following the termination of the Employment Agreement as of the "Effective Date" as defined in Section 12 of this Agreement, and following the Separation Date through March 31, 2007 (the "Compensation Termination Date"), Thorpe will continue to receive (i) a salary at the rate of $350,000 per annum, payable in the same manner as immediately prior to the date of this Agreement, (ii) annual Employee Incentive Compensation in respect of the calendar year 2005 (but not in respect of the calendar year 2006 or any portion thereof), payable in accordance with the FPIC Group's existing policy, and (iii) all benefits described in Section 6 of this Agreement; provided, however, that if after the Separation Date the Parent is unable to continue to provide such benefits to Thorpe at substantially the same cost it would incur were Thorpe still employed by the Parent (the "Benefit Cost"), the Parent shall have the right to pay Thorpe the Benefit Cost of such benefits in lieu of continuing to provide such benefits to Thorpe. It is further provided, however, that if Thorpe directly or indirectly engages in or acts as an executive of or consultant for any trade or occupation that is in competition with the FPIC Group, such salary and benefits shall thereupon terminate.

6.   Benefits. The "benefits" referred to in Section 5 of this Agreement shall mean: (i) a continuation of the existing monthly automobile allowance and automobile expense reimbursements currently received by Thorpe; (ii) health and dental benefits (substantially as provided under the Employment Agreement), provided as COBRA continuation coverage after the Separation Date; (iii) life, short term disability and long term disability insurance, substantially as provided under the Employment Agreement; (iv) Deerwood Country Club dues ($387.49 per month), substantially as provided under the Employment Agreement, plus a lump sum payment (up to $10,000) on the Compensation Termination Date equal to the balance at such date of the currently amortizing capital assessment; (v) office cell phone benefits (substantially as provided under the Employment Agreement); and (vi) continuation (by contribution, substantially as under the Employment Agreement, or payment at approximately the same time of amounts that would have been contributed under the Employment Agreement) with respect to the FPIC Insurance Group, Inc. Defined Benefit Pension Plan; the Florida Physicians Insurance Company Excess Benefit Plan; the FPIC Insurance Group, Inc. Defined Contribution (and Profit Sharing) Plan and the FPIC Insurance Group, Inc. Deferred Compensation Plan.

7.   Officer and Director Indemnification. The FPIC Group will not change its currently existing indemnification protections in a way that would adversely affect Thorpe more than then active officers and directors except to the extent required by law, regulation or rules of applicable stock trading markets.

8.   Death of Employee. This Agreement shall terminate on the date of Thorpe's death, and the Parent shall pay, in a lump sum, to the estate or personal representative of Thorpe the unpaid balance of Thorpe's annual salary, together with all other accrued benefits under Section 6 of this Agreement to the date of death.

9.   Return of Property. On or before the Separation Date, Thorpe shall turn over to the FPIC Group all of the FPIC Group's property, both tangible and intangible.

10.   Non-Disparagement. Except as may be compelled by a court of law, neither party shall take any action (including, without limitation, the making of any oral or written statement) that damages the reputation of the other.

11.   Thorpe's Legal Fees. The Parent shall pay or reimburse Thorpe for his attorneys' fees payable to Smith, Hulsey & Busey (up to $6,000 in the aggregate), with an IRS form 1099 issued to Smith, Hulsey & Busey with respect thereto.

12.   Effective Date. Thorpe acknowledges that he has been offered the opportunity to consider this Agreement for twenty-one (21) days, until January 4, 2006, before executing it, although Thorpe may accept it by execution at any time within such twenty-one (21) day period. In addition, Thorpe may revoke this Agreement in writing by sending notice of revocation to FPIC Insurance Group, Inc., 225 Water Street, Suite 1400, Jacksonville, FL 32202, Attention: John Byers, President, within seven calendar days following its execution by Thorpe. This Agreement shall become effective at the close of business seven days after its execution by Thorpe (the "Effective Date"). Thorpe's revocation of this Agreement prior to the Effective Date shall not be considered or be a revocation of his resignation from Officer and Director Positions as provided in this Agreement. In the event of such revocation, Thorpe will be deemed to have given a 90 day notice in accordance with Section 1 (b) of the Employment Agreement terminating his employment as provided therein effective March 31, 2006; however, Thorpe will remain a non-officer employee from January 1, 2006, through March 31, 2006.

13.   Counterparts. This Agreement may be executed in any number of separate counterparts, all of which taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as set forth below.

FPIC INSURANCE GROUP, INC.

By: /s/ John R. Byers
_____

John R. Byers
President

By: /s/ Kim D. Thorpe
_____

Kim D. Thorpe
Date of Execution: December 14, 2005

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Exhibit 10(mmmm)

FPIC INSURANCE GROUP, INC.

**AMENDED AND RESTATED
EMPLOYMENT AGREEMENT**

Dated December 14, 2005

  This Amended and Restated Employment Agreement is made and entered into on December 14, 2005, by and between FPIC Insurance Group, Inc., a Florida corporation, with its principal place of business at 225 Water Street, Suite 1400, Jacksonville, Florida 32202 (hereinafter referred to as "Employer"), and Charles Divita, III, an individual presently residing at 549 S. Bridge Creek Drive, Jacksonville, Florida 32259 (hereinafter referred to as "Employee").

WITNESSETH:

  WHEREAS, Employer desires to retain the services of Employee as the Senior Vice President Operations and Strategy until December 31, 2005, and the Chief Financial Officer beginning January 1, 2006, and Employee desires to perform such services for Employer on the terms and conditions set forth herein;

  WHEREAS, Employee represents and Employer acknowledges that Employee is fully qualified, without the benefit of any further training or experience, to perform the responsibilities and duties, with commensurate authorities, of the position of the Senior Vice President Operations and Strategy and the Chief Financial Officer; and

  WHEREAS, Employee agrees to devote Employee's full time and business effort, attention and energies to the diligent performance of Employee's duties hereunder;

  NOW, THEREFORE, Employer and Employee, intending to be legally bound, covenant and agree as follows:

1) <u>Terms of Employment</u>.

 a) Employee's employment hereunder shall be for an initial term beginning July 26, 2004 and ending December 31, 2006, which term shall be extended for an additional calendar year at the end of each calendar year, commencing with the calendar year ending December 31, 2005, upon Employer's Board of Directors (from time to time herein referred to as the "Board"), or a committee thereof, giving notice to Employee prior to the end of such calendar year that it wishes to extend this Amended and Restated Employment Agreement for an additional calendar year.

b) In the event Employer does not give notice to Employee prior to the end of any calendar year, commencing with the calendar year ending December 31, 2004, that it wishes to extend this Amended and Restated Employment Agreement as specified in subparagraph 1(a) above, Employee may voluntarily terminate Employee's employment under this Amended and Restated Employment Agreement by thereafter giving at least ninety (90) days written notice to Employer. Following the effective date of such voluntary termination, Employee shall continue to receive Employee's annual salary, payable as immediately prior to termination, plus all benefits to which Employee is then entitled under subparagraph 2(e) below, for the balance of the term of this Amended and Restated Employment Agreement; provided, that if Employer is unable to continue to provide any such benefits to Employee at substantially the same cost it would incur were Employee still employed by Employer (the "Benefit Cost"), Employer shall have the right to pay Employee the Benefit Cost of such benefits in lieu of continuing to provide such benefits to Employee. It is provided, however, if Employee directly or indirectly engages in or acts as an employee of or consultant for any trade or occupation that is in competition with Employer, such salary and benefits shall thereupon terminate.

c) The duties of Employee shall be as determined by the Board in accordance with this Amended and Restated Employment Agreement and the By-Laws of Employer in effect from time to time. Employee agrees to devote Employee's full time business efforts, attention and energies to the diligent performance of Employee's duties hereunder and will not, during the term hereof, accept employment, full or part-time, from any other person, firm, corporation, governmental agency or other entity that, in the reasonable opinion of the Board, would conflict with or detract from Employee's capable performance of such duties, provided, however, Employee may devote reasonable amounts of time to activities of a public service, civic, or not-for-profit nature.

2) <u>Compensation and Expenses</u>. Employer shall pay, or provide, and Employee shall accept as full consideration for the services to be rendered hereunder, and as a reimbursement or provision for expenses incurred by Employee, the following:

a) An annual salary of $185,500 payable in twenty-six (26) equal payments during each annual period of this Amended and Restated Employment Agreement; provided, however, that effective January 1 of each year beginning in 2005, Employee's annual compensation shall be increased in accordance with the provision for salary increases set forth in paragraph (b) below. Employee's minimum total compensation, which in no event may be reduced in whole or in part, shall be the annual salary at the rate of compensation received by Employee for any given period of time or at the time of Employee's termination.

b) Annual performance reviews will determine annual salary increases to which Employee becomes entitled, effective January 1, 2005, based upon Employer's then current Compensation Program.

c) Incentive compensation payable with respect to each year beginning with the year 2005 based on Employee's individual performance and the performance of Employer for such year pursuant to Employer's then current Executive Incentive Compensation Program.

d) Any additional compensation payable by resolution of the Board for outstanding performance.

e) Such benefits as may be made available from time to time to senior management employees of Employer, but at no time less than: (i) an automobile allowance of $450 per month and (ii) initiation fees, dues and assessments of membership in a club of Employee's choice, as reasonably approved by Employer's Board or an appropriate committee thereof.

3) Expenses. Employer agrees to reimburse Employee for ordinary and necessary expenses incurred by Employee in performing services for Employer pursuant to the terms of this Amended and Restated Employment Agreement, in accordance with established corporate policies and legal requirements.

4) Termination. Unless the employment of Employee previously has been terminated pursuant to subparagraph 1(b), this Amended and Restated Employment Agreement may be terminated in the manner set forth in subparagraphs (a) through (f) below.

a) Voluntary Termination by Employee.

Employee may terminate this Amended and Restated Employment Agreement at any time by giving at least ninety (90) days written notice to Employer, with no further obligation on Employer's part under this Agreement after the effective date of such termination.

b) Voluntary Termination by Employer.

Employer may terminate this Amended and Restated Employment Agreement at any time for any reason sufficient to it, by act of its Board. Such termination shall be immediately effective. Following such voluntary termination, Employee shall continue to receive Employee's annual salary, payable as immediately prior to termination, together with any benefits accrued to the date of termination, plus all benefits to which Employee is then entitled under subparagraph 2(e) above, for the balance of the then current Amended and Restated Employment Agreement; provided, that if the Employer is unable to continue to provide any such benefits to Employee at substantially the Benefit Cost, Employer shall have the right to pay Employee the Benefit Cost of such benefits in lieu of continuing to provide such benefits to Employee. It is provided, however, if Employee directly or indirectly engages in or acts as an employee of or consultant for any trade or occupation that is in competition with Employer, such salary and benefits shall thereupon terminate.

c) <u>Permanent Disability of Employee</u>.

If Employee has been, for substantially all the normal working days during three (3) consecutive months, unable to perform Employee's responsibilities and duties and to exercise Employee's authorities in a satisfactory manner due to mental or physical disability, then Employee may be deemed "permanently disabled," and Employee's employment may be terminated at the election of the Board. Any determination of permanent disability made by Employer shall be final and conclusive. In the event that Employer deems Employee "permanently disabled," Employee shall be entitled to receive the unpaid balance of Employee's annual salary, together with other accrued benefits pursuant to subparagraph 2(e) above to the date of the determination of being permanently disabled, payable as immediately prior to termination for the remaining term of this Amended and Restated Employment Agreement, less any amount received by Employee under any Employer-provided long term disability coverage and/or program; provided, that if Employer is unable to continue to provide any such benefits to Employee at substantially the Benefit Cost, Employer shall have the right to pay Employee the Benefit Cost of such benefits in lieu of continuing to provide such benefits to Employee. It is provided, however, if Employee directly or indirectly engages in or acts as an employee of or consultant for any trade or occupation that is in competition with Employer, such salary and benefits shall thereupon terminate.

d) <u>Death of Employee</u>.

This Amended and Restated Employment Agreement shall terminate on the date of Employee's death, and Employer shall pay, in a lump sum, to the estate or personal representative of Employee the unpaid balance of Employee's annual salary, together with other accrued benefits under subparagraph 2(e) above, to the date of death.

e) <u>Termination for Cause</u>.

Employer's Board may terminate this Agreement for Cause (as defined below), but only after a written notice specifying the Cause has been submitted to Employee. Employee shall be granted a reasonable opportunity to respond to the notice, in writing, and in an appearance before the Board. A determination by the Board to terminate this Agreement for Cause may be made at a meeting of the Board at which a quorum is present and by a vote of at least a majority of the entire then current membership of the Board. If Employer terminates this Amended and Restated Employment Agreement for Cause under this subparagraph, Employer shall not be obligated to make any further payments or provide any further benefits under this Amended and Restated Employment Agreement other than amounts accrued at the time of such termination. "Cause" for the purposes of this Agreement consists of the following:

i) Employee's commission of dishonest acts, fraud, misappropriation, or embezzlement affecting Employer;

ii) Employee's commission of any felony under state or federal law; or

iii) the failure or refusal of Employee to comply with any reasonable lawful policy, directive or instruction of the Board, consistent with subparagraph l(c) hereof.

f) <u>Constructive Discharge</u>. Employee may terminate this Amended and Restated Employment Agreement in the event of Constructive Discharge (as defined below) by providing written notice to Employer within three months after the occurrence of such event, specifying the event relied upon for a Constructive Discharge. "Constructive Discharge" shall mean any (i) material change by Employer of Employee's position to an inferior position from that in effect on the date of this Agreement, (ii) assignment, reassignment, or relocation by Employer of Employee without Employee's consent to another place of employment more than 50 miles from Employee's current place of employment, (iii) liquidation, dissolution, consolidation or merger of Employer, or transfer of all or substantially all of its assets, other than a transaction or series of transactions in which the resulting or surviving transferee entity has, in the aggregate, a net worth at least equal to that of Employer immediately before such transaction and expressly assumes this Agreement and all obligations and undertakings of Employer hereunder, or (iv) reduction in Employee's base salary or target bonus opportunity. Following termination of Employee's employment in the event of a Constructive Discharge, Employee shall continue to receive Employee's annual salary, payable as immediately prior to termination, plus all benefits to which Employee is then entitled under subparagraph 2(e) above, for the balance of this Agreement; provided, that if Employer is unable to continue to provide any such benefits to Employee at substantially the Benefit Cost, Employer shall have the right to pay Employee the Benefit Cost of such benefits in lieu of continuing to provide such benefits to Employee. It is provided, however, if Employee directly or indirectly engages in or acts as an employee of or consultant for any trade or occupation that is in competition with Employer, such salary and benefits shall thereupon terminate. Employer and Employee, upon mutual agreement, may waive any of the foregoing provisions that would otherwise constitute a Constructive Discharge. Within ten days of receiving such written notice from Employee, Employer may cure the event that constitutes a Constructive Discharge.

g) <u>Return of Property</u>. Upon any termination of this Agreement, Employee shall immediately turn over to Employer all of Employer's property, both tangible and intangible. To the extent that such Employer's property shall constitute a benefit to Employee under this Agreement, Employee shall receive from Employer the value of that benefit for the remaining term of this Agreement.

h) <u>Additional Agreements</u>. Upon any termination of this Agreement, regardless of the reason for termination, it is agreed:

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(i) <u>Inducing Employees of Employer to Leave</u>. Any attempt on the part of Employee to induce others to leave Employer's or any of its affiliates' employ, or any efforts by Employee to interfere with Employer's or any of its affiliates' relationships with other employees, would be harmful and damaging to Employer. Employee expressly agrees that during the term of this employment and for a period of two (2) years thereafter, Employee will not, in any way, directly or indirectly: (A) induce or attempt to induce any employee to terminate his or her employment with Employer or any affiliate of Employer; (B) interfere with or disrupt Employer's or any of its affiliates' relationship with other employees; or (C) solicit, entice, take away or employ any person employed by Employer or any affiliate of Employer.

(ii) <u>Confidentiality</u>. Employee agrees not to, without prior written consent of Employer, divulge to others, or use, for Employee's own benefit or for the benefit of others, any intellectual property, trade secrets or confidential or proprietary information or data of or regarding Employer or any of its affiliates, including without limitation, the contents of advertising, customer lists, information regarding customers or their customers, programming methods, business plans, strategies, financial statements, copyrights, correspondence or other records of or regarding Employer or any of its affiliates, except to the extent to which such information is required by law to be disclosed to others.

(iii) <u>Remedy</u>. Employee acknowledges that Employee will be conversant with Employer's affairs, operations, trade secrets, customers, customers' customers and other proprietary information data; that Employee's compliance with the provisions of this subparagraph (h) is necessary to protect the goodwill and other proprietary rights of Employer; and that Employee's failure to comply with the provisions of this subparagraph (h) will result in irreparable and continuing damage to Employer for which there will be no adequate remedy at law. If Employee shall fail to comply with the provisions of this subparagraph (h), Employer (and its respective successors and assigns) shall be entitled to (A) cease making any further payments or providing any further benefits to Employee and (B) injunctive relief and such other and further relief as may be proper and necessary to ensure such compliance.

(iv) <u>Mitigation</u>. In no event shall Employee be obligated to seek other employment or to take other action by way of mitigation of the amounts payable to Employee under any of the provisions of this Agreement.

5) <u>Employment Security</u>.

a) If Employer suffers from any natural or manmade disaster, work stoppage, civil disobedience, act of war, or any other emergency condition beyond Employee's control, the term of this Amended and Restated Employment Agreement shall remain in full force and effect as if such event had not taken place.

b) In the event of the merger, consolidation or acquisition of Employer with or by any other corporation, corporations or other business entities, the sale of Employer or a major portion of its assets, or of its business or good will or any other corporate reorganization involving Employer, this Amended and Restated Employment Agreement shall be assigned and transferred to the successor in interest as an asset of Employer and the assignee shall assume Employer's obligations hereunder, and Employee agrees to continue to perform Employee's duties and obligations hereunder. Failure to assign this Amended and Restated Employment Agreement prior to any of the events set forth in this subparagraph 5(b) will obligate Employer to fulfill the terms and conditions hereof prior to consummating the applicable event.

6) <u>Arbitration</u>. In the case of any dispute or disagreement arising out of or connected with this Agreement, the parties hereby agree to submit such disputes or disagreements to the American Arbitration Association within ninety (90) days of such dispute or disagreement for resolution by a panel of three arbitrators designated by the American Arbitration Association. The panel of arbitrators shall be instructed to render their decision within one hundred twenty (120) days of the initial submission of the dispute or disagreement to them. Any decision or award by such arbitration panel shall be final and binding, and except in a case of gross fraud or misconduct by one or more of the arbitrators, the decision or award rendered with respect to such dispute or disagreement shall not be appealable.

7) <u>Miscellaneous</u>.

a) All notices, requests, demands, or other communications hereunder shall be in writing, and shall be deemed to be duly given when delivered or sent by registered or certified mail, postage prepaid, to Employee's last home address as provided to and reflected on the records of Employer and to Employer when personally delivered to Employer's Secretary or when sent by registered or certified mail, postage prepaid, to such officer.

b) Employer hereby agrees that no request, demand or requirement shall be made to or of Employee that would violate any federal or state law or regulations.

c) Should any valid federal or state law or final determination of any administrative agency or court of competent jurisdiction affect any provision of this Amended and Restated Employment Agreement, the provision so affected shall be automatically conformed to the law or determination; otherwise, this Amended and Restated Employment Agreement shall continue in full force and effect.

d) This Amended and Restated Employment Agreement is made and entered into in the State of Florida and its validity and interpretation, and the performance by the parties hereto of their respective duties and obligations hereunder, shall be governed by the laws of the State of Florida and of the United States of America.

e) This Amended and Restated Employment Agreement supersedes all prior employment agreements and understandings, whether written or oral, and constitutes the entire agreement between the parties relating to the employment of Employee, there being no representations, warranties or commitments except as set forth herein.

f) This Amended and Restated Employment Agreement may be amended only by an instrument in writing executed by the parties hereto.

IN WITNESS WHEREOF, the parties hereto have executed this Amended and Restated Employment Agreement as of the day and date first set forth above.

Employee:	**FPIC Insurance Group, Inc.**
/s/ Charles Divita, III	/s/ John R. Byers
	John R. Byers President and Chief Executive Officer
/s/ Peggy A. Parks	/s/ Amy P. Beyard
Witness	Attest

8

Exhibit 99

FPIC INSURANCE GROUP, INC.
NAMES NEW CHIEF FINANCIAL OFFICER

JACKSONVILLE, Fla. (Business Wire) - December 14, 2005 - FPIC Insurance Group, Inc. ("FPIC") (Nasdaq: FPIC) announced today that it had named Charles Divita, III as Chief Financial Officer of FPIC, effective January 1, 2006.

Mr. Divita currently is FPIC's Senior Vice President - Operations and Strategy. He has been with the company since 2000, previously serving as Vice President - Finance and then as President and Chief Executive Officer of Employers Mutual, Inc., a subsidiary. Employers Mutual, which was sold earlier this year, is a third party health benefits administrator.

Mr. Divita replaces Kim D. Thorpe, who is leaving to pursue other interests. Mr. Thorpe has served as Executive Vice President and Chief Financial Officer of FPIC since November 1999. Although the change is effective January 1, Mr. Thorpe will remain with the company through March 31, 2006, to assist in the transition of his duties and with year-end reporting activities.

John R. Byers, President and Chief Executive Officer, said, "Kim Thorpe has been an important part of the significant progress we have made over the last several years. We very much appreciate his contributions and wish him the best." He also said, "Chuck Divita is an exceptional executive with in-depth knowledge of our organization. He has extensive experience, as well as degrees, in both finance and accounting. We are fortunate to have his talents available to us for this key position."

Corporate Profile

FPIC Insurance Group, Inc., through its subsidiary companies, is a leading provider of medical professional liability insurance for physicians, dentists and other healthcare providers, and a provider of insurance management services to other medical professional liability insurance carriers.

Contact Information

FPIC Insurance Group, Inc.
Jacksonville, Florida
Roberta Goes Cown, Senior Vice President and Corporate Counsel
904-354-2482, Extension 3605

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http://www.fpic.com
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